UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TOWER SEMICONDUCTOR LTD.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915274

(CUSIP Number)

John Frank Megginson

Kirby Enterprises Inc.

c/o Quantum Pacific Monaco SARL

Le Montaigne, 7 Avenue de Grande Bretagne

MC 98000 Monaco

+377 97776310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: M87915274

1.	Names of Reporting Persons: Kirby Enterprises Inc. I.R.S. Identification Nos. of above persons (entities only): 0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,348,460
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 8,348,460
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,348,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 82,060,211 Ordinary Shares of Tower outstanding as of January 5, 2016 (based on number of Ordinary Shares outstanding on January 5, 2016, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”)), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Statement of

KIRBY ENTERPRISES INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

TOWER SEMICONDUCTOR LTD.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by Kirby Enterprises Inc. (the “Reporting Person”) with respect to ownership of the ordinary shares, NIS 15.00 par value per share (the “Ordinary Shares”), of Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Tower”), and amends and supplements the Schedule 13D filed on July 29, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

The amendments to the Schedule 13D included herein reflect the termination of the XT Share Purchase Agreement, which provided for the sale by XT of certain ordinary shares of Kenon to Ansonia, and which expired according to its terms before the condition precedent to the consummation of the sale by XT was fulfilled resulting in the return to XT of the Tower Escrow Shares on January 10, 2016, which had previously been placed in escrow by XT for the benefit of Ansonia according to the terms of the XT Share Purchase Agreement and which provided Ansonia with beneficial ownership of the underlying ordinary shares in Kenon that were entitled to receive the Tower Escrow Shares in Kenon’s distribution of such shares. As of the Record Date, Ansonia distributed its entitlement to the Tower Escrow Shares to its parent, Jelany, which in turn distributed its entitlement to the Tower Escrow Shares to its parent, Court, which in turn contributed its entitlement to the Tower Escrow Shares to its subsidiary, the Reporting Person.

Accordingly, this Amendment No. 1 amends Items 5 and 6 of the Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 8,348,460 Ordinary Shares, constituting approximately 10.2% of Tower’s outstanding Ordinary Shares, based on 82,060,211 Ordinary Shares of Tower outstanding as of January 5, 2016 (the number of Ordinary Shares outstanding on January 5, 2016, as reported by Tower to the TASE), and calculated in accordance with Rule 13d-3(d)(1)(i). The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The heading and section entitled “XT Share Purchase Agreement” have been removed in their entirety.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 11, 2016	KIRBY ENTERPRISES INC.

	By:	/s/ J.F. Megginson
Name: J.F. Megginson
Title: Director